SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  SCHEDULE 13D
                                (Amendment No. )

                    Under the Securities Exchange Act of 1934


                               Eagle Bancorp, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    268948106
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                                 (CUSIP Number)

                             David H. Baris, Esquire
                           Kennedy, Baris & Lundy, LLP
               Suite P-15, 4701 Sangamore Road, Bethesda, MD 20816
                                  301.229.3400
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 8, 1999
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [_].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See, Rule 13d-1 (a) for other parties to whom copies are to be sent.


                                Page 1 of 5 Pages

CUSIP No. 268948106                    13D                     Page 2 of 5 Pages


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1.   NAME OF REPORTING PERSONS
     S.S. OF I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Ronald D. Paul  SS# ###-##-####

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [_]

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3.   SEC USE ONLY



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4.   SOURCE OF FUNDS

     PF, AF

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

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               7.   SOLE VOTING POWER

  NUMBER OF
                    25,000 (includes presently exercisable options to purchase 20,000 shares of common stock)

   SHARES
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               8.   SHARED VOTING POWER
BENEFICIALLY        65,000  (Represents shares held by two trusts for benefit of reporting  person's  children and/or  siblings,  as to which
  OWNED BY          reporting  person's  father and  brother are  trustees.  The reporting person has been appointed agent for each trust.)
              -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         25,000 (includes  presently  exercisable options to purchase
                    20,000 shares of common stock)
   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                    65,000 (Represents shares held by two trusts for benefit of reporting person's children and/or siblings, as to which reporting person's father and brother are trustees. The reporting person has been appointed agent for each trust.)

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     90,000 (includes presently exercisable options to purchase 20,000 shares of common stock and shares held by two trusts for benefit of reporting person's children and/or siblings, as to which reporting person's father and brother are trustees. The reporting person has been appointed agent for each trust.)
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [X]

     Does not include options to purchase an aggregate of 20,000 shares of common stock which will vest in December 2000 and December 2001.

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.39% (includes presently exercisable options to purchase 20,000 shares of common stock)

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14.  TYPE OF REPORTING PERSON*

     IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 268948106                    13D                     Page 3 of 5 Pages

ITEM 1.  SECURITY AND ISSUER.

         This report relates to the common stock $.01 par value, of Eagle Bancorp, Inc. (the "Company"), a Maryland corporation, the principal office of which is located at 7815 Woodmont Avenue, Bethesda, Maryland 20814.

ITEM 2.  IDENTITY AND BACKGROUND.

          Ronald D. Paul. Mr. Paul's residence address is 11412 Twining Lane, Potomac, MD 20854.

          Mr. Paul's principal occupation is President and Chief Executive Officer of The Ronald D. Paul Companies and RDP Management, which are engaged in the business of a real estate development and management. The address of The Ronald D. Paul Companies and RDP Management is 8101 Glenbrook Road, Bethesda, Maryland 20814.

         The reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

         The reporting person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Mr. Paul is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         $50,000 of Mr. Paul's personal funds; $575,000 of funds of The Paul Family Investment Trust (UA dated December 8, 1991), Steven B. Paul, Trustee; $75,000 of funds of SIBS Trust (UA dated December 16, 1994), Steven B. Paul Trustee. Mr. Steven B. Paul, trustee of each trust, is Mr. Ronald D. Paul's brother. Mr. Paul's father is also a trustee of each trust. Mr. Ronald D. Paul is the settlor of each trust.

         In December 1998, Mr. Paul was granted options to purchase an aggregate of 40,000 shares of common stock, subject to adjustment to reflect stock splits, stock dividends, reverse stock splits, combinations of shares, recapitalizations, restructurings or other changes in the common stock. Such options vest over a four year period as follows:

                           10,000           December 8, 1998
                           10,000           December 8, 1999
                           10,000           December 8, 2000
                           10,000           December 8, 2001

ITEM 4. PURPOSE OF TRANSACTION.

         All of the shares of common stock the acquisition of which is disclosed hereby were acquired for investment purposes. The reporting person will continue to evaluate market conditions and the business of the issuer to determine possible future acquisitions or dispositions of common stock of the Company.

         Except as indicated above, and except for periodic review of opportunities for expansion of the Company's business by acquisition or otherwise, review of the capital needs of the Company, review of the Company's strategic alternatives and review of possible amendments to the Company's articles of incorporation and bylaws (some of which might have an anti-takeover effect), all in his capacity as President and Vice Chairman of the Board of Directors of the Company, the reporting person has no present plans or proposals which relate to, or which would result in, any of the factors set forth in paragraphs (a) through (j) of Item 4.

CUSIP No. 268948106                    13D                     Page 4 of 5 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         All percentages given for ownership of the outstanding common stock are based upon 1,650,000 shares of common stock outstanding as of February 29, 2000, plus options, warrants or other rights to acquire shares of common stock within sixty days of the date of filing hereof held by the reporting person.

         On December 8, 1998, in connection with the Company's initial public offering of shares of its common stock, Mr. Paul acquired 5,000 shares of common stock (representing 0.30% of the outstanding), The Paul Family Investment Trust acquired 57,500 shares of common stock (representing 3.44% of the outstanding), and the SIBS Trust acquired 7,500 shares of common stock (representing 0.45% of the outstanding), directly from the Company, at the offering price of $10.00 per share.

         On December 8, 1998, Mr. Paul was granted, in his capacity as President of the Company, options to acquire an aggregate of 40,000 shares of common stock at an exercise price of $10.00 per share. The options vest over a four year period as follows:

                           10,000           December 8, 1998
                           10,000           December 8, 1999
                           10,000           December 8, 2000
                           10,000           December 8, 2001

         As of the date of this filing, Mr. Paul beneficially owns 90,000 shares of common stock, including options to purchase 20,000 shares of common stock, representing 5.39% of the outstanding. Mr. Paul possess sole power to vote and dispose of the shares owned directly, and shares the power to vote/dispose of the shares subject to The Paul Family Investment Trust (1991) and the SIBS Trust.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise described herein, there are no agreements, arrangements, understandings or relationships relating to any securities of the Company, including the common stock, including with respect to the transfer or voting thereof.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                    [Remainder of page intentionally blank.]

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.


                                                      March 06, 2000
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                                                         (Date)



                                                      /s/ Ronald D. Paul
                                        ----------------------------------------
                                                       (Signature)


                                                    Ronald D. Paul
                                        ----------------------------------------
                                                       (Name/Title)